UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FOSSIL, INC.

(Name of issuer)

Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

349882100

(CUSIP number)

Kosta N. Kartsotis

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

(972) 234-2525

(Name, address and telephone number of person authorized to receive notices and communications)

December 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100
1.	Names of reporting persons Kosta N. Kartsotis
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,919,794 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 6,919,794 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,919,794 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.7%(2)
14.	Type of reporting person (see instructions) IN

(1)	Includes (i) 527,541 shares pledged as collateral to secure a margin loan and (ii) 494,255 shares held in The Kartsotis Family Irrevocable Trust.
(2)	Based on 64,553,683 shares issued and outstanding as of December 9, 2010.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009, as amended and/or supplemented by Amendment No. 1 thereto filed March 6, 2009, as amended and/or supplement by Amendment No. 2 thereto filed May 13, 2009 (as amended, the “Schedule 13D”). This Amendment No. 3 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by Mr. Kartsotis and a decrease in the number of shares pledged as collateral to secure a margin loan. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is amended and restated in its entirety as follows:

(c) Transactions by The Kartsotis Family Irrevocable Trust in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
November 11, 2010	0	50,000	68.9702	[1]	Open market sale
November 12, 2010	0	600	68.6017	[1]	Open market sale
November 15, 2010	0	57,600	68.4836	[1]	Open market sale
November 17, 2010	0	22,100	66.9186	[1]	Open market sale
November 19, 2010	0	50,000	68.4557	[1]	Open market sale
November 22, 2010	0	60,000	68.5113	[1]	Open market sale
November 24, 2010	0	100,000	68.4476	[1]	Open market sale
November 26, 2010	0	50,000	68.9206	[1]	Open market sale
November 29, 2010	0	5,845	68.5027	[1]	Open market sale
December 1, 2010	0	86,200	68.4918	[1]	Open market sale
December 3, 2010	0	85,000	72.2376	[1]	Open market sale
December 6, 2010	0	78,500	72.5592	[1]	Open market sale
December 8, 2010	0	38,300	72.9149	[1]	Open market sale

[1]	Excluding commissions of $0.05 per share.

Transactions by Mr. Kartsotis in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
November 15, 2010	0	20,053	68.6000	[2]	Open market sale
November 17, 2010	0	22,096	67.0043	[2]	Open market sale
November 19, 2010	0	100,000	68.4499	[2]	Open market sale
November 22, 2010	0	157,851	68.4844	[2]	Open market sale

[2]	Excluding commissions of $0.06 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Of the shares described herein, 527,541 shares held by Mr. Kartsotis are pledged as collateral to secure a margin loan.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2010

KOSTA N. KARTSOTIS

By:	/s/ Kosta N. Kartsotis
Name:	Kosta N. Kartsotis